Exhibit 99.3

INFOSYS TECHNOLOGIES
Q4 PRESS CONFERENCE 12:30 pm IST
APRIL 13, 2004

Moderator: A very good afternoon to all of you. Thank you for joining us on this day when we mark the billion dollar day. We would like to start by playing a brief film for you which aims to capture the journey of Infosys last twenty three years. The film will be followed by opening remarks by Mr. N. R. Narayan Murthy, Chairman and Chief Mentor of Infosys. This will be followed by a joint presentation by Nandan Nilekani, CEO and Kris Gopalakrishnan, Chief Operating Officer. We will then throw the floor open for questions. I would request you to give your name and the name of your organization before you ask your question. May I request you all to keep your cell phones in the silent mode please.

Ladies and Gentlemen – Infosys, the journey so far.

[Followed by film]

Narayan Murthy: ...Friends. Once again a warm welcome for all of you when we have reached a historic landmark going from the first year revenue of $40,000 to a billion dollar mark. We are the fastest company in the software industry to reach this billion mark and that has happened because of an extraordinary set of people who have believed that their aspirations are their possibilities, their desire lead to these good deeds. This is a set of people who have created lofty dreams, made the required sacrifice to reach those dreams. To be part of such a team I consider it to be a great privilege. I am extremely honored that this team has run this marathon of a billion dollar revenue and yet has the same level of energy and enthusiasm to take on the new journey, which has begun this morning. My congratulations to everybody at Infosys. On behalf of every Infoscion, I would like to thank every other Infoscion for making this possible, for making this great milestone possible. We know one thing that we can reach whatever landmarks we want as long as we work as a team, as long as we respect each other, as long as we create an environment where there is energy, enthusiasm to do the impossible, as long as we continue our focus on the customer, as long as we continue to embrace the finest level of corporate governance that we have embraced, and as long as there is fire in the belly. Looking at the faces of my colleagues and literally thousands of youngsters that I have had the opportunity to meet this morning, let me say that that that fire in the belly is there and I have no doubt at all that this set of extraordinary people led by Nandan, Kris, and others will go on to achieve newer and newer landmarks. Once again my congratulations, and thanks on behalf of every Infoscion.

Moderator: Thank you Mr. Murthy. I now invite Nandan to start the presentation.

Nandan Nilekani: Good morning, and welcome to this very special press conference. I am starting with a Safe Harbor clause which you all know. As you know, today Infosys has become a billion dollar company and I think this is a very very special moment for all of us at Infosys and we have been able to....<rest of sentence inaudible> In the next few minutes...<rest of sentence inaudible> Let me spend some time talking about what all major things that have happened in the last quarter with us. We have, this is the quarter in which we have announced the formation of Infosys Consulting, this is the quarter in which we have integrated the operations in Infosys Australia and the Board of Directors, as you know today have recommended a bonus issue of shares in the ratio of 3:1, that means for three shares for every one share held. The Board of Directors have also recommended a final dividend of Rs. 15 per share, which amounts to over Rs. 99 crores. Yeah, the Board of Directors have also recommended a special one-time special dividend of Rs. 100 per share which amounts to 2000% on par value amounting to Rs. 666 crores and including the interim dividend of Rs. 14.50 amounting to Rs. 96 crores, the total dividend recommended for the year is Rs. 129.5 per share which amounts to Rs. 862 crores in terms of dividend pay out. <beginning of the sentence inaudible> by virtue of the fact that we are doing 3:1 bonus issue, we are proposing a change in the ratio of ADRs issued and we are going, currently it is 2 ADS per equity share. It will now change to 1 ADS per equity share. So, we are having a bonus issue of 3:1, we are changing the ADR ratio, we are having a regular dividend, final dividend of Rs. 15, as well as a special dividend of Rs. 100 per share. On the financial performance, our quarter four year-to-year growth in Indian GAAP is 31% and PAT is 29%, and US GAAP year-to-year growth is 40% with a net income of 44%. In this particular quarter for Infosys on a non-consolidated basis, we have added 36 new customers, repeat business is at 88.6%, and the period head count was 25,634 employees. Our income for the quarter was 1349 crores and our PAT from ordinary activities for the quarter was 335 crores. Our income for the full year is <figure inaudible> and our PAT from ordinary activities for the full year is<figure inaudible>. This is the total balance sheet. The total liabilities are 3300 crores, and as you can see we have cash and cash equivalents of 2872 crores. With this I request Kris to go through the operational performance and I will come back for the highlights.

Kris: Thanks Nandan and good afternoon everyone. North America has come down as a percentage of revenues to 65.5. We had said that, you know, we will look at proactively increasing non-US business and through the acquisition of Expert, you know, creating Infosys Australia, we have been able to actually reduce the dependence on North America and North America is 65.5% of revenues now. Our de-risking policy calls for less dependence on any single client, any single service, etc. It continues to be a healthy <figure inaudible>. More importantly the number of $50 million clients have gone up to 3. We have today 131 million dollar clients, 51 $5 million clients. We have added clients in all the verticals in which we are focused on today. Here are some examples actually; in the retail, you know, we have worked with a leading consumer electronics retailer for a critical order management and multi channel integration initiative. The focus, you know, is more and more becoming, you know, looking at business issues, business problems and suggesting solutions. We are also partnering and in many cases we have alliance partners who will provide the solution and we will provide the integration. For a leading specialty retailer for children in the US, we are creating an enhanced sales audit application. You know, this is replicated in Europe also for a Europe based multinational retailer. We are working to create, you know, a modification to sales application. In the area of hi-tech and manufacturing, again we have a broad range of services and client additions.

Similarly in the automotive and aerospace space, financial services, energy, and utilities, we have had significant projects and client additions. As Nandan said, the number of new clients added is 36. Banking also has done very well. As of March 31, 2004, the Finacle footprint now extends to 94 banks in 27 countries. We have crossed the 25,000 mark in terms of number of employees. In this quarter, we have added 2425 employees net with a gross addition of more than 3000 employees. Of this, the software professionals is 23,860 and <phrase inaudible> belong to the banking business unit. Today, we have a capacity to accommodate 22,730 employees and we have in construction space for accommodating another 8400 employees. The total capex for the year was, spending for the year was 429 crores.

What are the strategic thrust areas for the company? The strategic thrust areas are those in which we are proactively investing in increasing the capability, increasing our technology, increasing our competitiveness, you know, creating customer delight in a rapidly changing environment, continue to evolve the global delivery model such that the differentiation between Infosys and other companies continue to expand and we continue to invest, developing a solution set either through our own internal R&D or through our alliance partners, integrating all the offerings and providing <phrase inaudible> our clients all the way from conceptualization to implementation and support including support of business operations. We have continuously invested in new leadership and decentralization of the operations such that, you know, decision making is faster and we continue to attract the best and the brightest people in India and outside India. Specifically, in the last quarter, we announced the formation of Infosys Consulting. We have continued to integrate Infosys Australia with other businesses across Infosys. We have initiated several, we have several initiatives in the different strategic thrust areas. We are pioneering new delivery models in the GDM including, you know, looking at how we can change the consulting space itself and we are continuing to invest in enhancing our domain and technical competencies through continuous training and things like that. Now, I will hand over to Nandan to talk about the outlook for the future.

Nandan: Let me spend some time giving you our outlook for the future. For the quarter ending June 30, 2004, we expect our consolidated income in rupee terms to be between 1363 crores and 1371 crores which is a year-to-year growth of 25% and we expect earnings per share to be Rs. 50.4 which on a year-to-year basis is 20%. For the fiscal year ending March 31, 2005, we expect income to be between Rs. 5994 crores and Rs. 6041 crores which is a year-to-year growth of 24% and the earnings per share is expected to be Rs. 224 which is a growth of 20%. Now let me just clarify to you because we have given guidance both in US GAAP and in Indian GAAP. Our US GAAP guidance is, in dollar terms we expect growth between 30% and 31%, and we expect earnings growth of 27%. In Indian GAAP<phrase inaudible>, we expect the revenue growth to be 24% and the earnings growth of 20%. Moreover, the difference in the earnings growth versus top line growth is coming because of the investment that Infosys is making in three different initiatives; it is investing in Infosys Consulting, it is investing in China, it is investing in upgrading further our banking products. All these three investments are going to cost us about $10 million on our bottom line, and therefore if you exclude the investments that we are doing, really our earnings growth or operating margins are going to be comparable for next year versus this year which shows that we have been able to deal with the implications of employee wage increases. We had about 17% increase in employee wages this year over last year. It takes into account that we expect pricing to be stable. We do expect that because of our scale we will get certain SG&A benefits of about 2%. So all these things considered together, we think on a regular basis, we will be able to maintain the margin, but we are making a very very proactive investment into the future in these three initiatives. To summarize, I think this year we have successfully maintained our margins <phrase inaudible> the rupee appreciating something like 8.7% over the year. We continue to balance, important thing is that we have given a special one-time dividend but at the same time we have ensured that we have absolutely enough cash in our balance sheet for every initiative of ours in the coming year, whether the initiative has to do with investments, whether the initiative has to do with our capital expenses, we expect to spend between 600 to 750 crores of capital expense over the next year. All these things are fully provided for and after having invested we felt that there was also a case to enhance the return to the shareholders by giving a special one-time dividend on this very special occasion, and hence we have balanced the need of the business with enhancing shareholder returns. We have also over the year added, an additional over 11,900 employees gross during the year and as we continue to grow, we have focused on efficiency, on increasing offshore effort, that has been a big success, and our offshore effort is down to about 33%, I am sorry, the onsite efforts and also to create systems and processes to support rapid growth. And finally, as we have been saying for some time, this model is becoming mainstream. We have become the leaders and our global competitors are following us. There is a strong desire among all our large corporations to leverage Infosys on the offshore model, and our efforts in creating integrated business units, solutions, and alliances has evoked deep interest from our clients. Well, I think that is really the end of the presentation, and we will be happy to take questions at this point. Thank you.

Moderator: As always, please remember to speak into the mike. We are recording this proceedings and it would be helpful if you can speak into the mike. You can activate the microphone by switching the black button on the right hand of the panel in front of you, and you need to release the mike by pressing the same button after you ask your question. Thanks.

Subbu: Yeah, Nandan, this is Subbu from The Economic Times. Yeah, this is Subbu from The Economic Times. Can you, Nandan, can you give an overview on, you know, macro view on the competitive pressures, pricing, in the next few quarters. How do you expect in terms of client spend, and considering the fact that there is resistance towards outsourcing, what is the general view on that too?

Nandan: Yeah. No, there is no doubt that there is an outsourcing backlash today in the US predominantly and that has been partly happening because of a jobless recovery and also because of the elections coming up in November. However, for example, if you saw the March job figures in the US, it has created 308,000 new jobs in the month of March. So, there is some belief that the job thing is improving. What we have seen is while there is concern at the operating level, when we talk to our customers who are under extreme pressure to improve their productivity, we find that they continue to endorse their outsourcing plan. So, to that extent, on the macro level, you know, while there are some issues I think we have factored that in and that is the basis for our 31% top line growth guidance for the year. On the other issue, competitively, I think we are well placed. I think our model is now well accepted and people are seeing us as the leaders and the global companies as followers. And now with our investment in consulting and our effort to take the foray into the camp of the competitors, I think we are in a good position to get more business from our customers. Remember that customers are not necessarily increasing their IT spend, but they are going to be reallocating the way they spend money in more efficient ways to get more value and people like Infosys will be the beneficiaries of that reallocation of spend.

Srinivas: My name is Srinivas and I am from the Associated Press. I would like you to give a larger picture for the last year also. What are the main drivers of growth? What were the competitive challenges and how the growth has been, and the shift away from the US in terms of percentage revenue, was it a natural evolution because you are looking for new market or was it a planned evolution where you want to de-risk <phrase inaudible> Thanks.

Nandan: Well, I think, as I said the last year was a year that the whole, global delivery model became mainstream and became the way to do things. Specifically, the reason for the last quarter, the non-US revenues going up is because of our acquisition of Expert Information Service in Australia. So, what you saw is really the revenues from that too and that is the reason why the non-US income has gone up. But in general, we do have a focus both on A-PAC region as well as on Europe to increase our revenue from these two locations. I think the important thing is also that last year, the last three quarters of the last financial year, we also saw the pricing stabilizing and that is one of the reasons that we have been confident in saying that in the coming year we expect pricing to be stable.

Srinivas: Just as a followup, could you give more specific numbers on the pricing? I know you have not been giving for some time, but some more specific numbers please?

Mohan: In the fourth quarter, onsite per capita income has been at 10,804 <phrase inaudible> which is a small drop. Offshore has gone up to 4502. These facts are there in the data sheet, which has been given. Overall, prices have been flat for the last three quarters, though on a blended basis they have been going up and down. Over the last three quarters, they have been flat and that is what we have factored into our guidance.

Raghavendra: Hi, this am Raghavendra from The Business Standard. Especially in Q1, there was a mention of 100 crore dent on the top line because of the appreciating rupee. Now does this stand true especially after we have seen the way the rupee has behaved in the last one month, and going forward could you also talk about what has been hedged actually?

Mohan: I think the rupee has appreciated quite significantly in the recent past. If you look at data, the rupee is appreciated by about 8.5% in the last fiscal, on an average basis by 5.3%, from the peak in May of 2002 the rupee has appreciated by 11%. We had 48.99 rupees to dollar in May 2002, <phrase inaudible> rate on March 31. In the last month of March itself, we have seen an appreciation of 4%. For the purpose of guidance, we have factored in 43.40 rupees to a dollar for the entire year, because that is the way we do it. But if you look at the guidance, we had about 1% as exchange differences in terms of income under the head other income in fiscal 2004. None of this other income is there in our guidance. So, that extent one percentage drop in the margin is because of any credit for forward sales. We have a forward sale position of $203 million as of today with an average rate of something like 43.60 which is just about the rate that is there today. We are concerned and we are looking at it very deeply. There are some regulatory barriers to hedging in a manner that we want because regulatory constraints prevent you from hedging to the extent that you need.

Madhavan: Yeah, I would like have a question, I am Madhavan from Reuters. Subsequent to what you said, is it possible to get a clear-cut anticipation of the exchange rate appreciation you have for the current fiscal year because there is a huge gap between the ADS estimates and the rupee estimates. So, what is the underlying assumption and I would rather have what was the underlying assumption last year in a more simple way because I know that hedging makes it all very complex but in simple apple-on-apple terms what would it be?

Mohan: Madhavan, it is a result of the average appreciation of the rupee over the last two years. You take the rupee, average rupee for the last year, that is fiscal 2004, and look at the average that would be for this year in terms of the guidance, you will see a difference. For example, the average rupee for the last year, fiscal 2004, in our revenues were 45.78, the average for fiscal 2005 is 43.40. So, we have not built in any rupee appreciation for the fiscal 2004 into our model. But the average rate itself is lower. So, on a year-on-year basis, if you look at growth rates, you are seeing a difference of something like 7% in the top line and almost, you know, 7% in the bottom line too in terms of US GAAP and Indian GAAP.

Male participant: <question inaudible>

Mohan: No, I explained that to you. The EPS is looking different because the average rates between the two periods are different. If you take the base impact of the average rate, you will come to the same conclusion. For example, for the fiscal 2005 we have factored in a dollar revenue and convert in rupees at 43.40. And for fiscal 2004, if you use the year-on-year growth rate, because these are year-on-year growth rates, we have got an average of 45.78. Yeah, it is the rate difference. But we have not factored in any decline in the rupee because we do not know what to do. What we can do is to hedge forward, and when you hedge forward normally, you could have two impacts; one is a foreign exchange difference, which will come as a credit in other income or a translation. The whole issue is about translation. Every quarter we have to translate the foreign assets into Indian rupees.

Male participant: <question inaudible>

Mohan: <phrase inaudible>.

Male participant: This question is about ADS. I would like you to kind of interpret and explain the shareholder rewards to ADS holders. Is it right to say that one ADS per ADS? And also the other cash dividends, etc., what is the total benefit? If you could explain the whole thing. Thanks.

Mohan: We have said that we will have a 3:1 bonus issue, that means, if you have one share today, you get an additional three shares. We have a share count of 66 million shares and that will multiply by 4 will go to something like 260 million shares. Now, a part of the share is in the form of depository certificates against which ADSs have been issued in the United States. One ADS represents 0.5 share, that means there are two ADSs for each share. We have about 10 million ADSs in the US, which are listed, which are about 5 million shares. So, when you give a bonus issue, the 5 million goes up to 20 million, right? So, what we have done is to ensure that the ratio of an ADS to an equity share is 1:1 from 1 equity share to 2 ADS shares. So in essence 1 equity share equals 2 ADS to 1 equity share equals 1 ADS that is the benefit. And two, on top of that you get a bonus issue of 1 new share per ADS held. So, the one share becomes two shares. So, we end up ultimately with 20 million shares, which represents 20 million ADSs. Earlier it was 5 million shares representing 10 million ADSs, now we have 20 million shares representing 20 million ADSs. The ratio becomes 1 for 1. So, the one share in the US markets, one share in India. Today, we have two ADSs, representing one share in India, we have equalled both of them.

Speaker: Sir, from the shareholder perspective, if somebody holds 100 ADS, that shareholder will now have 200 ADS, am I right?

Mohan: You will have 200 ADSs, but the 200 ADSs will represent 200 equity shares. Earlier if you had 100 ADSs, it would represent 50 equity shares, and you asked about the one-time dividend, we are paying a special one-time dividend of Rs. 100 a share, that means, each shareholder will get Rs. 100 per every share held. Remember, way back in 1994, the share was priced Rs. 95, and then after that we had a bonus issue in 1994, bonus issue in 1997, bonus issue in 1999, plus a two for one stock split. So, there has been in a way four bonus issues till now. And on those you get Rs. 100 back. So, one share has now become 16 shares, right. One share in 94, has now become 16 shares. On 16 shares you get Rs. 100 before the bonus, prebonus it becomes 16 shares. So, 95 divided by 16 is Rs. 6, on approximate basis, Investment against Rs. 6, against the Rs. 6 investment, you are getting a special one-time bonus of 100 rupees. It is a fairly good return.

Male participant: <question inaudible>

Mohan: Yeah, and now after the bonus issue, the 16 goes up by, you know, 16 x 4=64 shares. If you had one share in the public offer in 1994 after the bonus in about 10 years,

you will end up with 64 shares, but except that par value has come to 5 rupees, okay. <phrase inaudible>

Narayan Murthy:            Who bought it at 95 rupees, today he or she has something like 16 x 5000 whatever it is, I do not know. In other words it is fairly good.

<phrase inaudible>

Sam: Mr. Pai, I have a question here. Yeah, Mr. Pai I have a question for you. I am Sam <phrase inaudible> behind giving this one-time special dividend, because you have been talking about having enough cash for rainy day kind of thing, but why is this liberal kind of, you know, take away thing. So what is the purpose behind this? And the second question..................Mohan: We are firmly of the opinion that we are trustees of shareholders and our shareholders give us money to earn superior return. Therefore, we set target for ourselves of earning a minimum of twice the cost of capital on capital employed and <word inaudible> the cost of capital on invested capital. And we also felt that we must have enough cash in the balance sheet as per our model to at least meet one year’s expenses without earning a single penny of revenue. So, we have a risk management model. We talk for certain cash, and over the last four years, everyday we answered a question as to why you have so many cash, three times a day. So, there has been concern because people felt we have too much of cash, you are not investing, what would you do if the returns come down? All perfectly legitimate questions, which we answer by saying, we put in these parameters to ensure that we do not distort shareholder value. For example, in fiscal 2004, <phrase inaudible> 137% on invested capital as against cost of capital the previous year, not fiscal 2004, of 17%, which has now come down to I think 13%. So, target of 34% we earned 46%, target of 51% based upon previous year’s cost of capital and against 51 we earned 137. But going forward if you project, we felt that the time has now come to look at a payment of cash to ensure that we continue to earn superior returns. We also look at earning positive EVA. EVA is a calculation by which you take the cost of capital on the entire capital employed, you reduce it from the profits and see whether you have something positive. And we want to make sure that positive EVA keeps going up because positive EVA adds to shareholders wealth. So, we are focussed on returns, we are focused on managing risk, we are focusing on adequate liquidity, and we also have that feeling because we come from a traditional middle class background that, you know, when <phrase inaudible> when was Infosys was not listed, when Infosys went to the banks and financial institutions, nobody gave money. So, those things are all in the back up of mind, except the state financial institution KSFC, they gave 24 lakhs to buy the computer, KSIDC, I think, they did a fabulous job. They are a great institution. Other banks turned us away. So that is still in our mind. So, we said we must have money in the business to run our business. We must earn superior returns. We must not destroy shareholder value. We have to optimize that and this is one way of optimizing. We said, if we feel that there is some money left in the kitty, give it back to our shareholders because the money belongs to them. That is the philosophy.

Sam: Okay. The second part of the question I had was about the rupee again, depending on which analysts you speak with or economist you speak with you get different figures for the rupee by the end of the fiscal year, 42.9 or 41 sometimes. I was trying to figure out is there were any assumptions behind this 43.4 average rupee assumption you have taken for calculating the forecast, the guidance, and also what about the inflows that are coming in to the country, don’t you think that figure of the average you have taken is somewhat conservative and would that change as we go forward?

Mohan: Sam, <phrase inaudible> not talk about the stock price because it is not our job. Our job is to work very hard and earn revenues and profits. Similarly, we do not take a call on the currency because we do not know. We do not know whether anybody knows what the currency is going to be six months down the line. So, what we can do is to assume a baseline, which is 43.4 as of 31st of March and theoretically if regulations allow we can hedge our entire net foreign exchange for one year. So, you come into a hedge position, you also are able to hedge your total assets in the balance sheet as of 31st of March 2005. So for the entire year, you could have a constant currency. You can theoretically do that, right. And if you do that for the entire year you are working on one single rate when you come to the next year. But regulations in India do not allow us to hedge that because they call for certain documentation and we are in discussion with the regulator to allow us greater economic freedom. We believe that the rupee is market determined and the good thing for everybody, same time we need to have the freedom to hedge. That is why in our projection, we used 43.4. We have a forward sale position of 203 million dollars <phrase inaudible> it very very carefully every single day to make sure that we are hedged as much as possible. Beyond that I do not think I can take a call.

Male participant: Sorry Mr. Madhavan. This hedging, how realistic are your chances of getting regulators’ permission, because is it taken on a case-to-case basis or is it a policy decision that is required in which case you do not have much of a leeway

Mohan: I think regulators have done a great job in this country. Let us not forget that we had massive foreign exchange flows, regulators have done a great job. They are very sympathetic. They listen to us and I am sure they will come out with something which is win-win. They have to manage this country’s reserves. They have a great responsibility. They also have to make sure that we are empowered. I think they are doing that. And you asked a question last time about foreign exchange inflows. Our view is that the rupee, the probability of rupee appreciating is there because, you know, we have seen in the papers that the regulator does not, the Central Bank does not have adequate securities to stabilize expected foreign exchange inflows. They have a market stabilization bond of 60,000 Crores, which is about 14 billion dollars, and 14 billion dollars is not very much. They probably used up 10 to 15 thousand crores in the first 15 days or whatever it is, and we have to watch out. <beginning of sentence inaudible> very positive. The track record has been excellent. It is one of the few countries that went through the Asian crisis without a scratch. So I think, you know, we are very very positive about that.

Sam: Yeah, this is Sam again. What kind of a wage increase have you taken into account in your forecast?

Mohan: We have factored in a wage increase in fixed terms of 17%, which is what we give on the entire basket, mostly in the middle ranks, and the impact for the next year has been tempered by the fact that the base for the previous year includes 23 million dollars, which is given as a one-time bonus. Just like we gave a one-time dividend to our shareholders, we have given a one-time bonus to our major stakeholder employees. They have worked very hard. They produce great revenues in the year of stress when the rupee went up 8.7%, there was a pricing decline of 5%, they worked very hard to make sure that the margins are maintained. So, we distributed 23 million dollars as a one-time bonus on the basis of something like 1000 dollars per employee. It is different grade, but an average of 1000 dollars an employee.

Male participant:           .<question inaudible>

Mohan: Yes, <phrase inaudible> 13% as per the full previous year that includes about may be 2.1% of revenues being the impact of this 23 million dollar bonus. If you remove that, you come to 10.9. On 10.9, if you have 17% that comes to something at 2.1. So, if you include that what is variable last year has become fixed now, but the overall cost structure in terms of wages remains the same except for some minor increases which could happen because of certain promotions for employees abroad. So, the impact of this wage hike has been minimized. The major impact of the next year’s guidance is because of the average cost of rupee being lower. The rupee is about 5.5%, 5.3% lower. It has an impact on cost of revenues of 2.65%, and that impact goes down to the bottom line. So in SG&A, we are getting economies of scale and trying to save some 2.2%. So at the operating level and the net level, there could be an impact of 100 basis points.

Krishnamurthy: My name is Krishnamurthy. I am from Orientalnewswire. You say you have 88% from repeat business and 12% from new business, has this ratio being the case over the years or has it been something special for this year?

<phrase inaudible>

Krishnamurthy: You said 88% from repeat business and 12% from new business, has this ratio been the case over the years or has it been something special for this year?

Kris: Our repeat business has been above 85% traditionally and, you know, it continues to be very healthy and very good. Repeat business is the measure of the confidence our clients have in our ability to deliver and our continuous delivery of value. So, it continues to be healthy.

Balamuralikrishna: I am Balamuralikrishna from India West. My question is about China. You said you are looking forward to some investments in China this year. I would like to know what have you achieved in China so far and what do you expect to achieve in the next, say, period of one or two years?

Nandan: Yeah. We have setup a company in China, in Pudong. We have committed to an investment of 5 million dollars. We have publicy said that we will hire about 200 people in that center, and in the coming year, we have actually assumed that it will have, you know, we will have a loss of about 2.3 million dollars for that operation. So, it is really at the initial stages and we expect it to both serve as a base for our global customers in China as well as to service local Chinese customers.

Balamuralikrishna: Yeah, one small point on the cashchest you have. There seems to be a discrepancy between the rupee and the dollar figures, you know, substantially it is around 30 million dollars. In the US dollar terms, what will be your cash            rate?

<question inaudible>

Balamuralikrishna: It is not working.

Mohan: <beginning of sentence inaudible> million dollars. Please remember when the rupee is converted back to dollars, it becomes more dollars, right? Because the rupee has appreciated. So there is a translation impact positive. In fact, we had a translation impact positive for the full year of 71 million dollars. Every year if you look at our US GAAP balance sheet, there is a negative impact because the rupee was depreciating. But this year, we had a positive impact of about 71 million dollars and part of it is in the cash because the cash that you have in the balance sheet in rupees is translated back to dollars, and it is translated back at 43.4 as against the figure. And I must make one small correction, sorry about this. Our 203-dollar position is at 44.6, not 43.6. I think I said 43, right? It is 44.6. The forward sale is 44.6. < inaudible>

Mohan: 203 Million dollars is not for anything else, and it is too small, so we need to hedge forward in the more......

< inaudible>

Mohan: Percentage is not very high.

<question inaudible>

Mohan: Let me explain this. We have 20% of receipts in the currency apart from the dollar because about 79.4% or something has come in dollars in the last quarter. So the assumption is that the dollar depreciates, the Euro and pound appreciates. So to the extent of 20% which comes in other currencies, which are convertible. There is a balance. So 60% is impacted. On the 60%, 30% is spent in dollars in expenses abroad. So on the balance 30%, you effectively need to hedge going forward. So, there are some natural hedges in the entire system.

Anshuman: This is Anshuman from Reuters, but are you proactively hedging in different currencies, I mean, besides the dollar?

Mohan: No only in dollars because, you know, the other currencies are derived from the dollar.

<question inaudible>

Mohan: Well we are invoicing in the currency acceptable under the contract, most large Fortune 1000 companies ask to be invoiced in the currency of their choice. So, you know, you cannot go and ask them to invoice in dollars because they do not want to take the risk and you invoice there, sometimes in contract we do have you know contractual agreements where an increase in exchange is beyond a point can be negotiated but they are very, very few.

Anshuman: A question to Mr. Nilekani, how true is the perception in some quarters that middle level talent particularly project managers and others may be leaving the company for joining MNCs and so on, and if it is related, you also mention about decentralizing the organization, if this is related to the HR question, if you could give us specifics on that also I will be grateful, thanks.

Nandan: No in fact I think the attrition levels at Infosys for the last 12 months is around 10-10.1% which is very reasonable under the circumstances, and we have done a great deal of things in terms of creating variable compensation and upgrading the compensation across the, you know, across middle level, we therefore feel that we have a very good thing in place and we do anticipate that we will not only be able to retain. Last year for example we had 2000 laterals, that is the highest numbers of laterals hired in the history of this company, and that shows attraction that Infosys has to middle level managers. So I think that thing is very much under control. We in fact anticipate people coming back to us as they see the kind of growth that we are doing. Coming to your second question, the decentralization has happened through our IBU structure as you know over the last four months we have created individual IBUs, we have created individual IBU leaders who have essentially P&L responsibility for their IBU and we think that decentralization empowerment is going to also help in creating the excitement that people need.

Anshuman: Just a follow up question you said 10-10.1% was the attrition rate in the 12 months, what is the comparative number, has it increased or decline?

Hema:<beginning of sentence inaudible> 7% last year

Hema: But I think we should reiterate here that if you look at the industry figures of attrition, it is significantly higher. We have closed out the year at 10.1%-10.2% and it is significantly lower than ........<rest of sentence inaudible>.

Anshuman:            the industry attrition rate?

Hema: Well I cannot give you published figures because we do not have published figures across the industry, but if you look at some of the figures which have been published by some of the leading firms last quarter, it was 17%, 15%, 18%, etc. so it is significantly higher than our figure.

Anshuman: <beginning of sentence inaudible> quarter but over the last year since you say it is much lower industry estimates, I mean, not just of one company but an average industry attrition rate over the last 12 months?

Hema: I will take that. According to Nasscom published figures for the same period last year it was around 13% when we were 7%.

Mohan: I think Balaji is having his Mauna Vrata today, so he has sent me a written question Balaji. I got it here, I got it here. No I thought I could talk to you on one on one. ..<phrase inaudible> No, no we should not disappointment him.

There is no mention about the net profit for the year in the press statement including the growth <phrase inaudible> going to be 20% on earnings, so if you have earnings of Rs. 187 per share go up to Rs. 224 a share, so Rs. 224 x 66.6 million shares will give you the profit, it is just that is way people talk about it.

Balaji: <question inaudible>

Male Speaker: No Balaji 20% is what we have said.

Mohan: The guidance right?

Male participant: No, guidance of last year.

Mohan: Balaji, we have give the P&L account, we have give the EPS per share, because investors told us look give us the revenues and the EPS per share, and you know the EPS...

Balaji: <question inaudible>

Mohan: Yeah, I mean this is available there, if your turn to the page, the last page, page 8 of 8 we had profits for....

Balaji: < inaudible>

Mohan: Okay Balaji.

Balaji: < inaudible>

Mohan: No Balaji, no, no, no.

Balaji: < inaudible>

Narayan Murthy: No you are right, we have, we should have put it in the front page.

Balaji: <question inaudible>

Narayan Murthy: We should have put it on the front page, no problems.

Balaji: < inaudible>

Mohan: Yes Balaji.

Balaji: <question inaudible>_.

Mohan: Yeah, you asked the question, why have we opted for bonus shares in the place of a stock split. Well the reason is like this, we had to consider what was more appropriate whether a bonus share or a stock split. We cannot presume when we sent the notice the board will take a view on one of them because both had to be a choice placed before the board. So a stock split means that you breakup an existing share into a lesser par value, whereas a bonus share you capitalize reserves and you issue bonus share. Well we are children of two cultures, we have global investors who hold 51% of the stocks, FIIs and ADR holders who understand stocks splits. In India shareholders seem to prefer more of bonus issues. Last time when we gave stock split they asked us why is it that you do not give a bonus issue, so we said on balance is much more appropriate to align the paid up capital the reserves, our paid up capital is only 33 crore rupees. So if we pay very large dividends, it becomes 2500%-3000% par value because that is how people look, so we said we will give a bonus issue to align the paid up capital, paid up capital goes to 133 odd crores, and we had given a stock split earlier and we felt that giving a bonus issue is more appropriate. What are the prospects of going for new additional ADSs? Last time we did a secondary offering of an ADS and it went off very successfully. The stock has traded very well, and on the road we had said that we would not do an additional ADS for 18 to 24 months. The commitment we have given our investors, so we have to see this after 18-24 months after July of last year. Balaji asked this very beautiful question, what is this new uniform that you are all sporting today? I think we will ask Narayan Murthy to...

Narayan Murthy: Well, you know, this is a special day, this is a historic occasion when the company we started out with 250 dollars has reached its landmark of a billion dollars with whatever 25.6% of net income, and there have been 1000s of people literally whatever 30-35000 people including all the attrition, etc, it may be 30,000, who have worked hard, who have made tremendous sacrifice and they have made this happen, so we said we will celebrate it, and we said as part of the celebration one of the things that we will do is to make sure that everybody gets this billion dollar company T-Shirt in addition to a wrist watch, world time wrist watch. Of course in addition to the bonus that

Nandan spoke about that is the reason why you see today all of us wearing this uniform and we are very proud of this uniform.

Mohan: Balaji, cash balance as of 31st March is 2769 Crores, and after paying for the acquisitions in Australia of 66.68 crores, the balance comes as an earn out. So I answered the first part of your question. I will just take couple...

Balaji: <question inaudible>

Mohan: Yeah, yeah I got the question, I got the question. No, no, I got the question. The income in the fourth quarter has grown sequentially by 6%, PBIDT is 8.9%, but other income has come down from <figure inaudible> to 3.18 crores. The reason is not the profit, operating profit, but other income, and other income has come down because we had a translation loss in that particular quarter of something like about 37 crore rupees. A translation loss in quarter four of 37 crore rupees. We had a gain on forward contract of 11 crores rupees, and net loss in other income of 26.83. This was offset against the interest income and thereby we had 3.18 crores net down from <phrase inaudible> spoke about. Now, what is the gross and net impact of the rupee appreciation over the quarter and the year? Now over the quarter the loss of revenue has been 109 crores on top line, for the full year 272 crores, if the rupee had remained constant like the previous year, the average rate, our revenues had gone up by 272 crores for the year, 109 crores for the quarter. The net impact for the fourth quarter like I said has been 41.25 crores negative, net income 41.25 crores negative and for the full year negative of 111 crores for fiscal 2004, okay. So I answered second question, the third question, the fourth question.

Balaji: <question inaudible>

Mohan: Sir, yes, actual billing is 272 crores, and the fourth question quantifies the total income and net profit of Australia in the consolidated statement. Total income was 7.7 million dollars, net belonging to them, and PAT of 12%.

Balaji: PAT of 12%.

Mohan: Yes Sir.

Balaji: <inaudible>

Mohan: Of the 7.7 million dollars, US dollars, not Australian dollars, US dollars. Next question, two more questions, after setting up of that consulting subsidiary what steps the company is taking to augment its technology product offering? Nandan? Yeah please. Yes, oh I am sorry.

Kris: You know, we continue to invest in, you know, new solutions and new technology offerings, you know, as we do this we will also bring this to market, for example you know, we have a<phrase inaudible> role out on Microsoft platform today. We have recently purchased about 2500 notebook computers in the last quarter for our employees. So we continue to invest in both go-to-market technologies as well as in technologies for enhancing the productivity for employees.

Balaji: <question inaudible>

Kris: We are always looking for acquisitions actually.

Balaji: < inaudible>

Kris: No, no we cannot talk about specifics till it is completed, right, the transaction has to be completed.

Nandan: We really have to wrap up but there is one more question from Balaji which, one more question which as usual is a very good question.

Narayan Murthy: All questions from Balaji are good questions.

Nandan: He says what are the key parameters on which the global delivery model is based, could you please explain in a nutshell to media what global delivery model means to the layman, how do you define it?

Global delivery model is simply that when you are delivering different kinds of services to customers, different kinds of value addition whether it is consulting or IT applications or maintenance or whatever, the fact is that rather than do all the work locally in one location at a high cost, you create a global network of resources and then you distribute the work using this network seamlessly and get it done in different parts of the world and then you bring the work created back together and give a single solution to the customer, and we believe that our business model is built on global delivery, and global delivery not only helps you to lower cost, it improves quality, it reduces time to market, it leverages different capacity utilization and also different skill bases available across the world, is it okay Balaji?

Balaji: <question inaudible>

Nandan: Whatever, see since Infosys is the, in a sense, the originator of this model, whatever margins you see in our balance sheet are the margins that you can achieve in this business.

Balaji: < inaudible>

Nandan: What is conservative?

Balaji: < inaudible>

Nandan: No I think, you know, as I said earlier we are not only getting margins, we are also investing in the future and we have said clearly that about 4% of the margin reduction is because of the, EPS deduction is because we are investing in consulting, we are investing in banking, we are investing in China, so we are investing and that is why there is a 4% reduction in the earnings from top line growth. Thank you very much.

Moderator: Thank you. I am sorry there is no time for any more questions. Thank you all for coming and please do join us for lunch. Thank you.